UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

FRANKLIN STREET PROPERTIES CORP.
(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE
(Title of Class of Securities)

35471R106
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471R106

(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	7,150,000*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	7,150,000*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
7,150,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
6.9%*
(12) Type of Reporting Person (See Instructions)
IA

* See Item 4 for additional information.

Item 1(a). Name of Issuer.

Franklin Street Properties Corp. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

401 Edgewater Place, Suite 200

Wakefield, MA 01880

Item 2(a). Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”) is being filed by Newtyn Management, LLC, a New York limited liability company (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address for the Reporting Person is 60 East 42nd Street, 9th Floor, New York, NY 10165.

Item 2(c). Citizenship.

The Reporting Person is organized under the laws of the State of New York.

Item 2(d). Title of Class of Securities.

Common Stock, $.0001 par value (the “Common Stock”).

Item 2(e). CUSIP No.

35471R106

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount Beneficially Owned:		7,150,000*
(b)	Percent of Class:		6.9%*
(c)	Number of Shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	7,150,000*
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	7,150,000*
	(iv)	Shared power to dispose or to direct the disposition of:	0

*The Reporting Person is the investment manager to Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”) and Newtyn Partners, LP, a Delaware limited partnership (“NP”). As of September 30, 2024, NTE held 4,390,100 shares of Common Stock and NP held 2,759,900 shares of Common Stock. The Reporting Person, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of September 30, 2024, the Reporting Person may be deemed to beneficially own the 7,150,000 shares of Common Stock held in the aggregate by NTE and NP.

The foregoing beneficial ownership percentage is based upon 103,566,715 shares of Common Stock issued and outstanding as of September 30, 2024, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)